[redacted]

12013180

AB
3/10

AB
4/5

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 21897

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ABEL/NOSER CORP.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

ONE BATTERY PARK PLAZA 6th FLOOR
(No. and Street)

NEW YORK CITY (City) NY (State) 10004 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Laurie R. Ben-Amo 646-432-4012
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MBAF-ERE CPA's LLC
(Name – *if individual, state last, first, middle name*)

440 PARK AVENUE SOUTH (Address) 5th FLOOR NEW YORK (City) NY (State) 10016 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 0 8 2012
REGISTRATIONS BRANCH
02

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

3/26

OATH OR AFFIRMATION

I, Laurie Ben-Amo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ABEL/NOSER CORP., as of DECEMBER 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MARSHA A TRACER
Notary Public - State of New York
NO. 1TR6180829
Qualified in Kings County
My Commission Expires 2016

Laurie Ben-Amo
Signature

CHIEF FINANCIAL OFFICER
Title

Marsha A. Tracer
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Abel Noser

› Abel / Noser Corp.
One Battery Park Plaza, 6th Floor, New York, NY 10004-1405
phone: 646.432.4000 / 800.322.2610 / fax: 212.825.1417
website: www.abelnoser.com ›
Member FINRA, NYSE and SIPC

SEA Rule 17a-5 Oath and Affirmation

This is to affirm that to the best of my knowledge and belief, that the financial statements and schedules are true and correct and neither the broker nor the dealer, nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Additionally, we hereby attest that the financial statements and operating reports as of our audit date of December 31, 2011 will be made available to all members and allied members of Abel/Noser Corp.

[signature]

Name: William P. Conlin

Title: President

2/28/12

Date

[signature]

NOTARY

MARSHA A TRACER
Notary Public - State of New York
NO. 1TR6180829
Qualified in Kings County
My Commission Expires 2016

Abel/Noser Corp.

Financial Statements and Supplementary Information

December 31, 2011

ABEL/NOSER CORP.

Financial Statements
Table of Contents

MBAF CPAs, LLC

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Abel/Noser Corp.

We have audited the accompanying statement of financial condition of Abel/Noser Corp. (the "Company") as of December 31, 2011, and the related statements of operations, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Abel/Noser Corp. as of December 31, 2011, and the results of its operations, and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The supplementary information contained in Schedules I & II required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

MBAF CPAs, LLC

New York, NY
February 24, 2012

ABEL/NOSER CORP.
Statement of Financial Condition
December 31, 2011

ASSETS

Cash	$	8,288,753
Cash and securities segregated in compliance with federal and other regulations		2,147,741
Receivable from clearing brokers		139,521
Receivables - other, net		329,167
Property and improvements, net		1,390,864
Prepaid expenses and other assets		662,204
Interest receivable on notes receivable - stock		176,951
	$	13,135,201

LIABILITIES AND STOCKHOLDERS' EQUITY

Payable to customers	$	1,935,393
Accounts payable, accrued expenses, and other liabilities		1,484,295
		3,419,688
Commitments and contingent liabilities		
Subordinated borrowings		6,000,000
Stockholders' equity		
Capital stock - Class A		1,875
Capital stock - Class B		268
Paid-in capital		2,251,113
Retained earnings		3,655,009
		5,908,265
Notes receivable - stock		(2,192,752)
Total stockholders' equity		3,715,513
	$	13,135,201

The accompanying notes are an integral part of these financial statements

ABEL/NOSER CORP.
Statement of Operations
For the Year Ended December 31, 2011

Revenues	
Net commissions	$ 13,891,278
Transaction measurement analyses fees	4,997,648
Interest and dividends	100,947
Other	235,524
	19,225,397
Expenses	
Employee compensation and benefits	8,520,587
Floor brokerage, exchange, and clearance fees	1,254,394
Communications and data processing	228,496
Information services	6,012,069
Occupancy costs	1,387,546
Other operating expenses	1,322,126
Interest expense	255,000
	18,980,218
Income from operations	245,179
Provision for income taxes	3,000
Net income	$ 242,179

The accompanying notes are an integral part of these financial statements

ABEL/NOSER CORP.
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2011

	Capital Stock- Class A	Capital Stock- Class B	Paid-in Capital	Retained Earnings	Notes Receivable - Stock	Total
Balances, at January 1, 2011	$ 1,875	$ 125	$ 1,285,463	$ 3,412,830	$ (1,226,959)	$ 3,473,334
Increases in Stockholders' Equity						
Sale of Class B Capital Stock	-	143	965,650	-	(965,793)	-
Net income	-	-	-	242,179	-	242,179
Total increases	-	143	965,650	242,179	(965,793)	242,179
Balances, at December 31, 2011	$ 1,875	$ 268	$ 2,251,113	$ 3,655,009	$ (2,192,752)	$ 3,715,513

The accompanying notes are an integral part of these financial statements

ABEL/NOSER CORP.
Statement of Changes in Subordinated Borrowings
For the Year Ended December 31, 2011

Subordinated borrowings, January 1, 2011	$ 6,000,000
Activity - 2011	-
Subordinated borrowings, December 31, 2011	$ 6,000,000

The accompanying notes are an integral part of these financial statements

ABEL/NOSER CORP.
Statement of Cash Flows
For the Year Ended December 31, 2011

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 242,179
Adjustments to reconcile net income to cash provided by operating activities:	
Depreciation and amortization	658,022
Deferred rent	(70,417)
(Increase) decrease in operating assets:	
Cash and securities segregated in compliance with federal and other regulations	(26,291)
Receivable from clearing brokers	60,812
Receivables - other	461,252
Prepaid expenses and other assets	(53,947)
(Decrease) increase in operating liabilities:	
Payables to customers	(76,928)
Accounts payable, accrued expenses, and other liabilities	356,327
Net cash provided by operations	1,551,009
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of property and improvements	(267,809)
Purchase of marketable securities	(7,976,354)
Proceeds from sale of marketable securities	14,291,015
Net cash provided by investing activities	6,046,852
CASH FLOWS FROM FINANCING ACTIVITIES	
Interest receivable on notes receivable - stock	(72,666)
Cash used in financing activities	(72,666)
Increase in cash	7,525,195
Cash - beginning of year	763,558
Cash - end of year	$ 8,288,753
SUPPLEMENTAL INFORMATION	
Cash paid during the year for income taxes	$ 3,000
Cash paid during the year for interest	$ 318,750
Non-cash financing activity during the year:	
Issuance of Class B common stock	$ 965,793
Notes receivable - stock	$ (965,793)

The accompanying notes are an integral part of these financial statements

ABEL/NOSER CORP.
Notes to Financial Statements
December 31, 2011

1 - Organization and description of business

Abel/Noser Corp. (the "Company") is a New York corporation which commenced operations in October, 1975. Stanley S. Abel and Eugene A. Noser, Jr. own equally all of the Company's outstanding Class A (voting) shares. Certain employees and associates own Class B (non-voting) shares.

The Company is an institutional discount brokerage firm that specializes in transaction cost analysis and securities trading services, primarily for institutional clients including investment managers and plan sponsors. The Company is registered with the Securities and Exchange Commission and is a member of the New York Stock Exchange and other regional exchanges, as well as The Financial Industry Regulatory Authority (FINRA) and Securities Investors Protection Corporation (SIPC).

2 - Significant accounting policies

Cash
Cash consists of demand deposits in commercial banks.

Financial instruments
The Company values its financial instruments in accordance with accounting standards for fair value measurements. These standards define fair value and establish a fair value hierarchy for inputs used in measuring fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date in the principal market for the asset or liability.

The Fair value hierarchy prioritizes the inputs into three levels as follows:
Level 1 inputs are quoted prices in active markets for identical assets or liabilities that the Company has the ability to access.
Level 2 inputs are quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.
Level 3 are unobservable inputs and rely on management's own assumptions about the assumptions market participants would use in pricing the asset or liability.

At December 31, 2011, the Company's financial instruments consist of a United States Treasury note (see note 3). The Company uses the Level 1 fair value hierarchy in the valuation of the United States Treasury note and deems this investment a trading security.

2 - Significant accounting policies (continued)

In January 2010, the Financial Accounting Standards Board ("FASB") issued an accounting standard update on fair value measurements and disclosures. The update requires more robust disclosures about (1) the different classes of assets and liabilities measured at fair value, (2) the valuation techniques and inputs used, (3) the activity in Level 3 fair value measurements, and (4) the transfers between Levels 1, 2, and 3. The new disclosures and clarifications of existing disclosures are effective for interim and annual reporting periods beginning after December 15, 2009; except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. The adoption of this update did not have an effect on the Company's financial statements.

Government and other regulation

The Company is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Net Commissions

Commissions and related clearing expenses are recorded on a trade date basis.

Transaction measurement analyses fees

Fee income is recorded when the services are rendered.

Receivables-other

Receivables are recorded net of allowances for doubtful accounts. The allowance is estimated from historical performance and projection of trends. No interest is charged on past due balances and balances greater than 90 days past due are reviewed by management.

Property and improvements

Furniture and equipment, and telecommunications equipment, are depreciated over seven years; computer hardware is depreciated over five years and software is depreciated over three years; these categories of assets are depreciated utilizing the straight-line method. Leasehold improvements are amortized on a straight-line basis over the lesser of the economic life of the improvement or the remaining life of the lease. The Company periodically reviews long-lived assets and has determined that no impairments exist.

2 - Significant accounting policies (continued)

Income taxes

The Company and its shareholders have elected for the Company to be treated as a Subchapter S Corporation and accordingly it is not subject to federal corporate income taxes. However, the Company is subject to certain New York State Franchise and New York City General Corporation taxes.

Income taxes are accounted for by the asset/liability approach in accordance with accounting standards. Deferred taxes represent the expected future tax consequences when the reported amounts of assets and liabilities are recovered or paid. They arise from differences between the financial reporting and tax bases of assets and liabilities and are adjusted for changes in tax laws and tax rates when those changes are enacted. The provision for income taxes represents the total of income taxes payable for the current year, plus the change in deferred taxes during the year. Valuation allowances are established, when necessary, to reduce the deferred tax assets to the amount expected to be realized.

The current and deferred tax provisions in the financial statements include consideration of uncertain tax positions in accordance with accounting standards. The standard prescribes a minimum recognition threshold and measurement methodology that a tax position taken or expected to be taken in a tax return is required to meet before being recognized in the financial statements. It also provides guidance for derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. When applicable, the Company classifies interest on underpayments of income tax as "Interest Expense" and classifies penalties in connection with underpayments of tax as "Miscellaneous Expense."

The Company does not expect a significant increase or decrease to the total amounts of unrecognized tax benefits during the fiscal year ended December 31, 2011. However, the Company is subject to regular audit by tax authorities. The Company believes that it has appropriate support for the positions taken in its tax returns. Nonetheless, the amounts ultimately paid, if any, upon resolution of issues raised by the taxing authorities may differ materially from the amounts accrued for each year. Management believes its tax status would be upheld upon examination.

The Company is no longer subject to tax examination by the taxing authorities for years prior to 2008. The Company does not have any returns currently under review nor has it been notified of an impending review.

Subsequent events

The Company has evaluated events through February 24, 2012 which is the date the financial statements were available to be issued.

2 - Significant accounting policies (continued)

Deferred rent

Rent expense is recognized using the straight-line method of the entire minimum lease cost over the term of the lease. The unamortized difference between rent expense incurred and the rent expense paid attributable to rent holidays and scheduled rent increases is reported as a deferred rent obligation and is included in accounts payable, accrued expenses, and other liabilities in the accompanying Statement of Financial Condition. The current period amortization of the deferred rent is $70,417 and is included in the Occupancy costs line of the accompanying Statement of Operations.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements. Actual amounts could differ from those estimates.

Clearing arrangements

The Company has an arrangement with a clearing broker to provide execution and clearing services on behalf of its customers on a fully disclosed basis. All customer records and accounts are maintained by the clearing broker. At December 31, 2011, the receivable from the broker was $139,521.

New accounting pronouncements

In May 2011, the FASB issued an accounting standard update which works to achieve common fair value measurement and disclosure requirements in U.S. GAAP and International Financial Reporting Standards. The update both clarifies the FASB's intent about the application of existing fair value guidance, and also changes certain principles regarding measurement and disclosure. The update is effective prospectively and is effective for annual periods beginning after December 15, 2011. Early application is permitted for interim periods beginning after December 15, 2011. The Company is currently evaluating the effect the update will have on its financial statements.

3 - Cash and securities segregated in compliance with federal and other regulations

Securities and Exchange Commission Rule 15c3-3 requires the Company to maintain on deposit, in a segregated account, the excess of certain customer related credits over the customer related debits. At December 31, 2011 the Company had cash of $83,341 and a United States Treasury Note with a market value of $2,064,400 segregated in a special reserve account.

3 - Cash and securities segregated in compliance with federal and other regulations (continued)

At December 31, 2011, the customer credit balances reserved for were as follows:

Refund clients	$315,565
Pension clients	226,754
Total	$542,319

These balances are recorded within Payable to customers of $1,935,393 in the accompanying Statement of Financial Condition.

4 - Receivables - other

This is comprised of the following at December 31, 2011:

Transaction cost analysis fees, net of allowance for doubtful accounts of $25,000	$264,168
Advances to customers	61,412
Employee and sundry receivables	3,587
Total	$329,167

5 - Property and improvements

This is comprised of the following at December 31, 2011:

Furniture and fixtures	$ 543,857
Computer equipment and software	3,855,751
Telecommunications equipment	426,392
Leasehold improvements	1,388,147
	6,214,147
Less - accumulated depreciation and amortization	4,823,283
Net	$ 1,390,864

Depreciation expense in 2011 was $658,022 and is included in Occupancy costs in the accompanying Statement of Operations.

ABEL/NOSER CORP.
Notes to Financial Statements
December 31, 2011

6 - Prepaid expenses and other assets

This is comprised of the following at December 31, 2011:

Security deposits	$ 85,553
Other prepaid expenses	576,651
Total	$ 662,204

7 - Accounts payable, accrued expenses, and other liabilities

This is comprised of the following:

Trade payables	$ 368,827
Deferred rent	232,986
Accrued salaries, commissions and bonuses	209,231
Exchanges	425,029
Other accrued expenses	248,222
Total	$1,484,295

8 – Payable to customers

This balance represents customer related credits arising from commission recapture and soft dollar programs.

9 - Subordinated borrowings

In 2009, upon the approval from FINRA, the Company distributed $6,000,000 to the Class A shareholders who loaned the money back to the Corporation. The notes are subordinated to the claims of general creditors of the Company. The notes are interest bearing at a rate of 4.25% per annum, payable quarterly. The notes are due March 27, 2012, with an automatic extension for an additional year. The Company may prepay all or part of the notes with the approval of the New York Stock Exchange. The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. During the year, the Company paid interest of $255,000 on these subordinated borrowings.

10 - Capital stock and stockholders' equity

Class A - There are 20,000 shares of Class A (voting) $.10 par value common stock authorized; 18,750 shares are issued and outstanding.

Class B - There are 20,000 shares of Class B (non-voting) $.10 par value common stock authorized; 2,680 shares are issued and outstanding.

In 2009 and 2011, the Company sold Class B shares of stock to certain employees and associates. In payment for the shares the Class B shareholders delivered promissory notes to the Company for the full purchase price of the shares. All notes carry an interest rate of 4.25% per annum. The notes require the makers to pay from the Company's dividends distributed to them the accrued interest, plus a principal payment consisting of 60% of the remaining dividend after the payment of interest.

At December 31, 2011 the following balances are due to the Company:

Maturity date of notes	July 1, 2019 (from 2009 sale)	June 23, 2021 (from 2011 sale)	Total
Notes receivable	$1,226,959	$965,793	$2,192,752
Interest receivable	156,145	20,806	176,951
Total	$1,383,104	$986,599	$2,369,703

At December 31, 2011 the Company had not received any payments on these notes.

11 - Net capital requirements

Securities and Exchange Commission ("SEC") Rule 15c3-1 requires the Company to maintain a minimum net capital as adjusted for certain non-allowable assets and discounts. The rule also requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2011, the Company had net capital and allowed subordinated liabilities, as adjusted and as determined pursuant to SEC Rule 15c3-1, of $7,073,353, which was $6,823,353 in excess of the required $250,000. The Company's net capital ratio was .48 to 1.

12 - Commitments and contingencies

In January 2004, the Company entered into a ten year non-cancelable lease effective February 11, 2004 for new office space. Rent payments commenced in February 2005. The lease requires the following minimum annual payments:

2012-2014	$ 516,000
2015	$ 96,000

The lease is subject to periodic escalation charges. The Company has an option to extend the lease for an additional five year term. Rent expense in 2011 was $460,293 and is included in Occupancy costs in the accompanying Statement of Operations.

13 - Retirement savings plan

All employees of the Company are eligible to participate in the Abel/Noser Corp. Voluntary Retirement Savings Plan, which is a 401(k) pretax salary reduction plan with no matching contributions by the employer.

14 - Concentration of credit risk

The Company maintains various bank and money market accounts that at times may exceed the maximum FDIC limit. The Company has not experienced any losses on such accounts and believes it is not exposed to any significant credit risk with respect to such balances. Non-interest bearing checking accounts have unlimited coverage through December 2012.

Net commissions generated by one of the Company's customers were approximately $2,665,000 or 14% of the net commission and transaction measurement analyses fees.

15 - Related party transactions

The Company purchases transaction cost analysis services from Abel Noser Solutions, Inc. ("Solutions"), formerly Ancerno Ltd, an entity which is owned by the same shareholders as the Company. In 2011 the purchases from Solutions totaled $3,370,600 and are included in the Information services line of the accompanying Statement of Operations. Included in Accounts payable, accrued expenses and other liabilities in the accompanying Statement of Financial Condition is $111,400, relating to information services provided in December 2011.

15 - Related party transactions (continued)

The Company provides separate office space and certain office services to Solutions and in 2011 charged Solutions $192,000, which is included in the Other income line of the accompanying Statement of Operations.

All related party balances were paid in full in January 2012. Solutions' finances are totally independent of the Company. Solutions is not dependent on the Company for any purpose. The shareholders of Solutions enjoy the benefits or suffer the losses from Solutions and are financially secure to fund any potential operating deficit without the Company's assistance. As there is no financial support, nor is there any controlling financial interest, Solutions does not require consolidation into the Company.

16 - Income taxes

The Company had a New York City net operating loss carryforward of approximately $1,150,000 available at January 1, 2011, of which approximately $560,000 was utilized in 2011. The remaining carryforward loss of $590,000 will expire in 2030 and resulted in a deferred tax asset of approximately $52,000. Since it is uncertain whether the benefit of the net operating loss will be utilized, a valuation allowance has been established for the full amount of the deferred tax asset related to this operating loss. The utilization of the net operating loss in 2011 resulted in a decrease of $50,000 in the deferred tax asset and the corresponding valuation allowance from January 1, 2011. The amount of the valuation allowance could be reduced in the near term if estimates of future benefits and taxable income, based upon subsequent available evidence, can be deemed to be reliable over the long-term in order to realize the underlying asset.

17 - Fair value measurements

The following table presents the Company's fair value hierarchy for those assets measured at fair value on a recurring basis as of December 31, 2011:

	Fair Market Value			
	Level 1	Level 2	Level 3	Total
U.S. Treasury Note	$2,064,400			$2,064,400

17 - Fair value measurements (continued)

The Company's United States Treasury note is recorded at its fair value using quoted prices from the clearing broker, based upon publicly available exchange-based price quotations.

18 - Off balance - sheet credit risk

In the normal course of business, the Company's customer and correspondent clearance activities involve the execution and settlement of various customer securities transactions. These activities may expose the Company to off balance-sheet risk in the event the customer is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer securities activities are transacted on either a delivery versus payment, cash or margin basis. In delivery versus payment transactions, the Company is exposed to risk of loss in the event of the customers' or brokers' inability to meet the terms of their contracts. In the event the customers or brokers fail to satisfy their obligations, the Company may be required to purchase or sell securities at prevailing market prices in order to fulfill the obligations.

The Company's exposure to credit risk can be directly impacted by volatile securities markets which may impair the ability of counterparties to satisfy their contractual obligations. The Company seeks to control its credit risk through a variety of reporting and control procedures. The Company has historically maintained credit policies which are more stringent than regulatory guidelines.

Certain activities of the Company involve the execution and clearance of customer securities transactions through clearing brokers. These activities may expose the Company to risk in the event a customer is unable to fulfill its contractual obligations, since, pursuant to the clearing agreement, the Company has agreed to indemnify its clearing broker, without limit, for losses sustained by the clearing broker from the clients introduced by the Company. However, the transactions are collateralized by the underlying securities, thereby reducing the risk to changes in the market value of the securities through the settlement date. As a result of the settlement of these transactions, there were no amounts to be indemnified at December 31, 2011.

MBAF CPAs, LLC

REPORT ON INTERNAL CONTROL REQUIRED BY CFTC REGULATION 1.16 AND SEC RULE 17a-5(g)(1)

To the Board of Directors of
Abel/Noser Corp.

In planning and performing our audit of the financial statements of Abel/Noser Corp. (the "Company"), as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16, in making the following:

NEW YORK 440 Park Avenue South, 3rd Floor, New York NY 10016 | **T** 212 576 1400 **F** 212 576 1414 | www.mbafcpa.com

1. The periodic computations of minimum financial requirements pursuant to Regulation 1.17

2. The daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations

3. The daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's and CFTC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities and certain regulated commodity customer and firm assets that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate at December 31, 2011 to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the CFTC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 of the CFTC or both in their regulation of registered broker - dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

MBAF CPAs, LLC

New York, NY
February 24, 2012

MBAF CPAs, LLC

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Officers and Stockholders
Abel/Noser Corp.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2011, which were agreed to by Abel/Noser Corp. (the "Company"), and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Abel/Noser Corp.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences;

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

MBAF CPAs, LLC

New York, NY
February 24, 2012

NEW YORK 440 Park Avenue South, 3rd Floor, New York NY 10016 | **T** 212 576 1400 **F** 212 576 1414 | www.mbafcpa.com

SUPPLEMENTARY INFORMATION
PURSUANT TO RULE 17a-5
OF THE SECURITIES EXCHANGE ACT OF 1934

ABEL/NOSER CORP.
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2011
Schedule I

NET CAPITAL		
Total stockholders' equity		$ 3,715,513
Add: Liabilities subordinated to general creditors		6,000,000
Total capital and allowable subordinated liabilities		9,715,513
Deductions and/or charges: Non-allowable assets		
Property and improvements	$ 1,390,864	
Receivables - other	329,167	
Prepaid expenses and other assets	662,204	
Interest receivable - Stock	176,951	
Other	400	2,559,586
Net capital before haircuts on securities positions		7,155,927
Haircuts on securities positions		82,574
Net capital		$ 7,073,353
AGGREGATE INDEBTEDNESS		
Customer credits payable		$ 1,935,393
Accounts payable, accrued expenses, and other liabilities		1,484,295
Total aggregate indebtedness		$ 3,419,688
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required, at 6 2/3% of aggregate indebtedness		$ 227,979
Minimum net capital requirement for Broker/Dealers under the S.E.C. Uniform Net Capital Rule		$ 250,000
Greater of the two minimum requirement amounts above		$ 250,000
Net capital		$ 7,073,353
Excess Net Capital		$ 6,823,353
Ratio: Aggregate indebtedness to net capital		.48 to 1

No material differences exist between the above computation of net capital and the computation included in the Company's unaudited Focus Report, Form X-17-A-5, Part II filing.

ABEL/NOSER CORP.
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of The Securities And Exchange Commission
As of December 31, 2011
Schedule II

CREDIT BALANCES	
Customer credits payable to refund and pension clients - December 31, 2011	$ 542,319
Total credit items	542,319
DEBIT BALANCES	None
Excess of total credits over total debits	$ 542,319
RESERVE COMPUTATION	
Required reserve balance	$ 542,319
Amount held on deposit in Special Reserve accounts at December 31, 2011	2,147,741
Excess of reserve accounts over required reserve	$ 1,605,422

The Company computes its reserve requirements weekly and covers its deposit requirements by no later than one hour after the opening of banking business on the second business day following the determination.

No material differences exist between the above computation and the computation included in the Company's unaudited Focus Report, Form X-17A-5, Part II filing.